UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                             (Amendment No. _____)*

                            PEREGRINE SYSTEMS, INC.

--------------------------------------------------------------------------------
                                (Name of Issuer)

                         COMMON STOCK, $.0001 PAR VALUE

--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   71366Q200

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Mark Nelson
                             1481 Sage Canyon Road
                              St. Helena, CA 94574
                                 (707) 738-8941
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 August 6, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

----------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 71366Q200                    13D                   Page 1 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Post-Emergence Equity Committee of Peregrine Systems, Inc. under
Peregine's Fourth Amended Plan of Reorganization
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        N/A
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,550,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                5,550,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        37%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71366Q200                      13D                   Page 2 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark Nelson
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,550,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


        5,550,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        37%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71366Q200                      13D                   Page 3 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        David Hildes
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,550,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                5,550,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


        37%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71366Q200                      13D                   Page 4 of 7 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Mark Israel
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [X]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

        N/A
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]


________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    5,550,000
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH
                    -0-

________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


                5,550,000
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*


        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 71366Q200                      13D                   Page 5 of 7 Pages


________________________________________________________________________________
Item 1.  Security and Issuer.

                This statement on Schedule 13D relates to the common stock, par value $.0001 per share (the "Common Stock") of Peregrine Systems, Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 3611 Valley Centre Drive, San Diego, CA 92130.

________________________________________________________________________________
Item 2.  Identity and Background.

     (a)        The Post-Emergence Equity Committee of Peregrine Systems, Inc.
under Peregrine's Fourth Amended Plan of Reorganization (the "Committee") is a Committee authorized by the United States Bankruptcy Court for the District of Delaware under the Plan, a copy of which is filed as Exhibit 2.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 25, 2003 and is incorporated herein by reference. All capitalized terms used in this Schedule 13D without definition shall have the meanings ascribed to them in the Plan. Each of Mark Nelson, David Hildes and Mark Israel, the members of the Committee, are citizens of the United States (each of the Committee, Mark Nelson, David Hildes and Mark Israel are sometimes hereinafter referred to as the "Reporting Persons").

     (b) The residence address of the Committee and of Mark Nelson is c/o Mark Nelson, 1481 Sage Canyon Road, St. Helena, CA 94574. The residence address of David Hildes is 8 Olde Woods Lane, Woodcliff Lake, NJ 07677. The residence address of Mark Israel is 20 Joshua Trail, Madison, CT 06443.

     (c) Mr. Israel is currently Director of Distribution and Channel Sales at Thales Navigation located at 960 Overland Court, San Dimas, CA. Mr. Hildes is a self-employed investment manager with a business address at 8 Olde Woods Lane, Woodcliff Lake, NJ 07677 and Mr. Nelson is a private investor with a business address at 1481 Sage Canyon Road, St. Helena, CA 94574

     (d) During the past five years none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, none of the Reporting Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such persons were or are subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to Federal or State Securities laws or finding any violation with respect to such laws.

     (f) The Committee was authorized by the United States Bankruptcy Court for the District of Delaware under the Fourth Amended Plan of Reorganization, as modified, dated July 14, 2003. Each of Messrs. Nelson, Hildes and Israel are citizens of the United States of America.

CUSIP No. 71366Q200                      13D                   Page 6 of 7 Pages


________________________________________________________________________________
Item 3.  Source and Amount of Funds or Other Consideration.

                Not Applicable. (see Item #6 below)



________________________________________________________________________________
Item 4.  Purpose of Transaction.

     (a) Under the terms of the Plan, 5,550,000 shares of the Issuer's Common Stock (the "Shares") are being deposited with the Stock Disbursing Agent to be held and disbursed in accordance with the terms of the Plan.

     (b)        Not Applicable.

     (c)        Not Applicable.

     (d)        Not Applicable.

     (e)        Not Applicable.

     (f)        Not Applicable.

     (g)        Not Applicable.

     (h)        Not Applicable.

     (i)        Not Applicable.

     (j)        Not Applicable.

________________________________________________________________________________
Item 5.  Interest in Securities of the Issuer.

     (a) As a result of the right of the Committee to direct the voting of the Shares held by the Stock Disbursing Agent, each of the Committee and Messrs. Nelson, Hildes and Israel are the beneficial owners of the 5,550,000 Shares which represents approximately 37% of the total issued and outstanding shares of Common Stock. While each of Messrs Hildes, Israel and Nelson (or their affiliates) hold Class 9 claims (as defined in the Plan) which may entitle them to receive a portion of the Shares held by the Stock Disbursing Agent, at this time it is impossible to determine the number of shares, if any, which any holder of a Class 9 Claim will receive when the Shares are distributed.

     (b) As a result of the right of the Committee to direct the voting of the Shares held by the Stock Disbursing Agent, each of the Committee and Messrs. Nelson, Hildes and Israel share the power to vote or direct the vote of the 5,550,000 Shares of Common Stock beneficially owned by them. Neither the Committee nor the Committee members have any power to dispose of the Shares. The Committee does, however, have the authority to monitor distributions of the Shares under the Plan and under certain circumstances, to consent to distributions of the Shares.

     (c) There were no transactions in the class of securities being reported on that were effected during the past 60 days.

     (d)        Not Applicable.

     (e)        Not Applicable.

CUSIP No. 71366Q200                      13D                   Page 7 of 7 Pages

________________________________________________________________________________
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.


                The Committee (which consists of Messrs. Nelson, Hildes and Israel) has entered into a Voting and Distribution Agreement by and among the Issuer, the Issuer in its capacity as Stock Disbursing Agent under the Plan and, the Committee, dated as of August 5, 2003. In connection with the Voting and Distribution Agreement (the "Agreement"), the 5,550,000 shares of the Common Stock being reported herein have been deposited with the Issuer, as Stock Disbursing Agent (the "Agent") under the Plan and the Agent has appointed the Committee to vote such Shares. The Agreement provides in part that for as long as the Agent holds any of the Shares of Common Stock, the Agent shall cause the Shares to be voted, whether at any meeting of the stockholders of the Issuer or in any consent in lieu of such a meeting, in accordance with the written directions received from the Committee. A copy of the Agreement is included herein as Exhibit 2.

________________________________________________________________________________
Item 7. Material to be Filed as Exhibits.

        Exhibit 1.      Joint Filing Agreement.

        Exhibit 2.      Voting and Distribution Agreement, dated as of August 5,
                        2003.

________________________________________________________________________________

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 11, 2003             Post Emergence Equity Committee of Peregrine
                                    Systems Inc.

                                    By: /s/ Mark Nelson
                                        ----------------------------------------
                                        Mark Nelson, Chairman




Dated:  August 11, 2003                 /s/ Mark Nelson
                                        ----------------------------------------
                                        Mark Nelson




Dated:  August 11, 2003                 /s/ David Hildes
                                        ----------------------------------------
                                        David Hildes



Dated:  August 13, 2003                 /s/ Mark Israel
                                        ----------------------------------------
                                        Mark Israel


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).